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                            February 17, 2023

       Thomas Shannon
       Chairman and Chief Executive Officer
       Bowlero Corp.
       7313 Bell Creek Road
       Mechanicsville, Virginia 23111

                                                        Re: Bowlero Corp.
                                                            Form 10-K for
Fiscal Year Ended July 3, 2022
                                                            Form 8-K filed
November 16, 2022
                                                            File No. 001-40142

       Dear Thomas Shannon:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed November 16, 2022

       Exhibit 99. 1 Press Release, page 1

   1. In your press release you disclose the Non-GAAP measure " Adjusted EBITDA Margin".
                                                        Please revise to
disclose the most comparable GAAP measure "Net Loss Margin" with equal or greater
prominence in any future press releases. Refer to the guidance in Item
                                                        10(e)(1)(i)A of
Regulation S-K, Regulation G and Question 102.10 of the Compliance and
                                                        Disclosure
Interpretations Regarding Non-GAAP Measures.
   2. In your press release, you disclose the Non-GAAP Measure "Center EBITDA". Please revise to disclose why
you believe this measure is meaningful to potential investors as well as the additional
purposes, if any, that this measure is used by management. Refer to the guidance in Item
10(e)(1)(i)(C) and (D) of Regulation S-K. Also, as it does not appear that you have adjusted
for all SG&A expenses incurred during the periods in arriving at this measure, please
explain in further detail how you determined the amounts of the adjustments made for
SG&A expenses in arriving at this Non-GAAP measure.
 Thomas Shannon
Bowlero Corp.
February 17, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202) 551-3813 or Angela Lumley at (202) 551-3398
with any questions.



FirstName LastNameThomas Shannon                          Sincerely,
Comapany NameBowlero Corp.
                                                          Division of
Corporation Finance
February 17, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName